April 6, 2020

Sagiv Aharon
Chief Executive Officer and President
UAS Drone Corp.
1 Etgar Street
Tirat-Carmel, Israel 3903212

       Re: UAS Drone Corp.
           Form 8-K
           Filed March 10, 2020
           File No. 000-55504

Dear Mr. Aharon:

       We have reviewed your filing and have the following comments. In some of our comments we may ask you to provide us information so that we may better understand your disclosure.

       Please respond to these comments within 10 business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe that our comments apply to your facts and circumstances, please tell us why in your response.

       After reviewing your response to these comments, we may have additional comments.

Current Report on Form 8-K filed March 10, 2020

General

1. Notwithstanding the inconsistent disclosures on page 17 that your common stock is traded on the OTC Pink Current Information tier of the OTC Bulletin Board, on page 27 that your common stock is traded on the OTCBB, and on page 30 that your common stock is traded on the OTCQB, the website of OTC Markets Group, Inc. indicates that your common stock is quoted on the OTC Pink Marketplace. Please revise. Additionally, note that none of the three OTC marketplaces, OTCQX, OTCQB, and OTC Pink, has a relationship or connection with the OTCBB. Please remove any reference to the OTCBB in the context of disclosure relating to any of the three OTC marketplaces.
 Sagiv Aharon
UAS Drone Corp.
April 6, 2020
Page 2
Exhibit 99.2
Unaudited Pro Forma Condensed Combined Financial Information
Unaudited Pro Forma Condensed Combined Balance Sheet, page 2

2. Please tell us how the $400,000 adjustment to long term convertible notes payable relates to the information provided in footnote 2a.
3. Please provide us the detailed adjustments that comprise the $1,629,000 aggregate adjustment to stockholders' deficit.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action, or absence of action by the staff.

        You may contact Dale Welcome, Staff Accountant, at (202) 551-3865 or Kevin W.
Stertzel, Staff Accountant, at (202) 551-3723 if you have questions regarding comments on the financial statements and related matters. Please contact Edward M. Kelly, Senior Counsel, at
(202) 551-3728 or Sherry Haywood, Senior Counsel, at (202) 551-3345 with any other questions.



                                                           Sincerely,
FirstName LastNameSagiv Aharon
                                                           Division of
Corporation Finance
Comapany NameUAS Drone Corp.
                                                           Office of
Manufacturing
April 6, 2020 Page 2
cc:       Ron Ben-Bassat, Esq.
FirstName LastName